04002780

BB 3/4

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66077

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 2 3 2004 PROCESSING SECTION 187

REPORT FOR THE PERIOD BEGINNING December 31, 2002 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEVIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1180 West Peachtree Street Suite 1150
(No. and Street)

Atlanta (City) GA (State) 30309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Marrion Heflin, Managing Director and CFO 678-298-2006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BENNETT - THRASHER
(Name – *if individual, state last, first, middle name*)

3330 Cumberland Blvd., Suite 100, Altanta, GA 30339
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marrion Heflin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEVIS SECURITIES, LLC, as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director and CFO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nevis Securities, LLC

Financial Statements
and Additional Information

December 31, 2003

Nevis Securities, LLC

Contents
December 31, 2003

B|T

BENNETT | THRASHER

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report

To the Board of Directors and Member of
Nevis Securities, LLC

We have audited the accompanying statement of financial condition of Nevis Securities, LLC (a wholly owned subsidiary of Nevis Holdings, LLC) as of December 31, 2003 and the related statements of operations, member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nevis Securities, LLC as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bennett Thrasher PC

February 6, 2004

Registered: Public Company
Accounting Oversight Board

Member: AICPA Center for
Public Company Audit Firms

Member: PCPS
AICPA Alliance for CPA Firms

Member: DFK International
Affiliated Offices Worldwide

Nevis Securities, LLC

Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	706,627
Other assets		4,262
	$	710,889
Liabilities and Member's Equity		
Liabilities:		
Accrued liabilities	$	10,602
Total liabilities		10,602
Commitments and contingencies		
Member's equity:		
Member's capital		100
Additional paid-in member's capital		899,900
Accumulated deficit		(199,713)
Total member's equity		700,287
	$	710,889

See accompanying notes to financial statements.

Nevis Securities, LLC

Statement of Operations
For the Year Ended December 31, 2003

Revenue:		
Consulting revenue from affiliate	$	197,960
Interest income		2,471
		200,431
Expenses:		
General and administrative		68,378
Professional fees		93,136
Consulting expenses		88,630
		250,144
Net loss	$	(49,713)

See accompanying notes to financial statements.

Nevis Securities, LLC

Statement of Member's Equity
For the Year Ended December 31, 2003

	Member's Capital	Additional Paid-in Member's Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2002	$ -	$ -	$ -	$ -
Contributions	100	899,900	-	900,000
Distributions	-	-	(150,000)	(150,000)
Net loss	-	-	(49,713)	(49,713)
Balance at December 31, 2003	$ 100	$ 899,900	$ (199,713)	$ 700,287

See accompanying notes to financial statements.

Nevis Securities, LLC

Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(49,713)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Other assets		(4,262)
Accrued liabilities		10,602
Net cash used in operating activities		(43,373)
Cash flows from financing activities:		
Distributions to member		(150,000)
Contributions from member		900,000
Net cash provided by financing activities		750,000
Net increase in cash and cash equivalents		706,627
Cash and cash equivalents at beginning of year		-
Cash and cash equivalents at end of year	$	706,627

See accompanying notes to financial statements.

Nevis Securities, LLC

Notes to Financial Statements
December 31, 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Formation of Company

Nevis Securities, LLC (the Company) was formed effective October 17, 2002 as a limited liability company under the provisions of the Georgia Limited Liability Company Act (the Act). The terms of formation were specified by an operating agreement. Pursuant to the operating agreement, there are no units or shares and there is one member. The Company is wholly owned by Nevis Holdings, LLC (the parent) and the initial capital contributions totaled $900,000. The parent is wholly owned by two members, LabMorgan Investment Corporation and Panthera Group, LLC. LabMorgan Investment Corporation is an indirect subsidiary of J.P. Morgan Chase & Co.

In accordance with the operating agreement, except as otherwise specifically provided for in the Act, the liability of the member is generally limited to its capital contributions. After admission, the member is not obligated, but under certain circumstances may be permitted, to contribute additional funds or make loans to the Company. The operating agreement also contains provisions that restrict the transfer of ownership interests except under certain circumstances, permit the admission of new members upon approval of the parent and permit the return of equity. The profits and losses of the Company will be allocated to each member based on its relative ownership interest. The manager of the Company is the chairman of the board of directors, which currently consists of five individuals.

Description of the Business

The Company is an introducing broker registered with the Securities and Exchange Commissions (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's business plans include the participation in the underwriting of public offerings of corporate or municipal securities, participating in the private placement of corporate equity and debt securities, providing investment advisory services and providing consulting services. The Company currently has an agreement with an affiliate that gives the affiliate the right of first refusal to participate in any underwriting of municipal securities. The agreement outlines the fees to be allocated between the Company and the affiliate earned in each transaction.

All of the Company's consulting revenue for 2003 was earned by providing consulting services to a related party for advice primarily related to municipal securities transactions (see Note 2). The Company operates a single office in Atlanta, Georgia.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Consulting revenue is recognized when services are performed.

Revenue related to the underwriting of public and private offerings will be recognized when the Company has rendered all services to the issuer and is entitled to collect the fee from the issuer. Revenue for investment advisory services will be recognized over the period that the services are performed.

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid investments that are readily convertible into cash and have a maturity of ninety days or less when purchased. At times, cash and cash equivalent balances may exceed federally insured amounts. The Company believes it mitigates risks by depositing cash and investing in cash equivalents with major financial institutions.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, no provision or benefit for federal or state income taxes is necessary since income, losses and credits are reported on the parent's income tax returns.

Note 2: Related Party Transactions

The Company entered into a consulting agreement with an affiliate of the parent. The agreement calls for the Company to receive fees based on consulting and advice provided to the affiliate. The total fees earned for 2003 totaled $197,960.

Note 3: Commitments

Operating Leases

The Company leases its office space and certain computers and machinery and equipment under noncancelable agreements accounted for as operating leases. The leases generally require that the Company pay taxes, maintenance and insurance. Management expects that in the normal course of business, leases that expire will be renewed or replaced by other leases.

Future minimum rental payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) were as follows as of December 31, 2003:

Year Ending December 31

2004	$ 39,495
2005	39,987
2006	22,980
	$102,462

Rent expense under all operating leases was $3,862 during 2003.

Employment Agreements

During January 2004, the Company entered into employment agreements with key executives to serve in various capacities that provide for compensation and benefits. The Company has certain obligations as defined in the agreements for termination without cause or death.

Note 4: Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8 to 1 for the twelve months after commencing business as a broker dealer and 15 to 1 after that period. At December 31, 2003, the Company had net capital of $696,025, which was in excess of its required net capital.

* * * * *

Supplemental Information

Nevis Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
Decmeber 31, 2003

Total member's equity	$	700,287
Deduct amounts not allowable for net capital		
Deposit		4,262
Net capital	$	696,025

Note: There were no material differences between the calculation of net capital per Part IIA of the Focus Report as of December 31, 2003 and the calculation of net capital per the auditied financial statements as of December 31, 2003 of Nevis Securities, LLC.

See independent auditors' report and accompanying notes to financial statements.

Nevis Securities, LLC

Exemption From Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Exemption from Rule 15c3-3 is claimed under Reg. Section 240.15c3-3(k)(2).

See independent auditors' report and accompanying notes to financial statements.

BENNETT | THRASHER

B | T

A Professional Corporation
Certified Public Accountants
& Consultants

3330 Cumberland Boulevard
Suite 100
Atlanta, Georgia 30339

P 770.396.2200
F 770.390.0394
www.Bennett-Thrasher.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Member of
Nevis Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Nevis Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirement for prompt payment for securities under Section 8 of Federal Reserves Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Registered: Public Company
Accounting Oversight Board

Member: AICPA Center for
Public Company Audit Firms

Member: PCPS
AICPA Alliance for CPA Firms

Member: DFK International
Affiliated Offices Worldwide

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the member, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Bennett Thrasher PC

February 6, 2004